UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)

                                    FIRECOM, INC.
                                    -------------
                                   (Name of Issuer)

                             Common Stock, $.01 Par Value
                             ----------------------------
                            (Title of Class of Securities)

                                     318157 10 4
                             ----------------------------
                                    (CUSIP NUMBER)

                                Hilary B. Miller, Esq.
                                  112 Parsonage Road
                          Greenwich, Connecticut 06830-3942
                                    (203) 622-6262
                             ---------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   October 12, 1995
                             ----------------------------
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

          Check the following box if a fee is being paid with the statement
          [  ].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D


          CUSIP NO.  318157 10 4   PAGE   2   OF  7   PAGES
                     -----------        ---    ---


          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               Paul Mendez

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

          5    CHECK  BOX IF  DISCLOSURE OF  LEGAL PROCEEDINGS  IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.

           NUMBER OF     7    SOLE VOTING POWER
            SHARES                 2,302,938 shares
          BENEFICIALLY   8    SHARED VOTING POWER
            OWNED BY               0
             EACH        9    SOLE DISPOSITIVE POWER
           REPORTING               342,401 shares
          PERSON WITH    10   SHARED DISPOSITIVE POWER
                                   0

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,302,938 shares

          12   CHECK  BOX  IF THE  AGGREGATE  AMOUNT IN  ROW  (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]

          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    50.45%

          14   TYPE OF REPORTING PERSON*

                    IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, this Amendment No. 3 amends the Schedule 13D filed with the Commission on May 3, 1991, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on November 14, 1991 ("Amendment No. 1") and Amendment No. 2 to the Schedule 13D filed with the Commission on December 21, 1992 ("Amendment No. 2") with respect to the common stock, par value $.01 per share (the "Common Stock"), of Firecom, Inc., a New York corporation (the "Issuer"). Terms used and not otherwise defined herein shall have the respective meanings set forth in the Schedule 13D.

          ITEM 1.   SECURITY AND ISSUER
                    -------------------

               The class of equity securities to which this statement relates are the shares of common stock, par value $.01 per share, of Firecom, Inc. (the "Issuer"), a New York corporation, which has its principal executive offices at 39-27 59th Street, Woodside, New York 11377.

          ITEM 2.   IDENTITY AND BACKGROUND
                    -----------------------

               (a)  Name:  Paul Mendez.
                    ----

               (b)  Business Address:
                    ----------------
                                        c/o Firecom, Inc.
                                        39-27 59th Street
                                        Woodside, New York 11377

               (c)  Present Principal Occupation:
                    ----------------------------
                    Chairman of the Board, President and Chief Executive Officer of Firecom, Inc., located at the above address.

               (d)  Criminal Proceedings:
                    --------------------
                    Mr. Mendez has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e)  Civil Proceedings:
                    -----------------
                    Mr. Mendez, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Citizenship:
                    -----------
                    Mr. Mendez is a citizen of the United States of America.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS
                    --------------------------

               No additional funds were used to acquire the shares being reported in this Amendment.

          ITEM 4.   PURPOSE OF THE TRANSACTION
                    --------------------------
               The discussion in Amendment No. 2 of the irrevocable proxies given to Paul Mendez to vote all shares beneficially owned by Naomi Barotz, Nathan Barotz, and Celia Barotz, totalling 345,000 shares is hereby incorporated by reference into this Amendment No. 3. In addition, on May 11, 1992, Martha Barotz acquired 5,000 shares which are also subject to the proxy given to Paul Mendez. Thus, the total number of shares to which the Barotz proxies apply, and thus, to which Paul Mendez is entitled to vote, is 350,000.

               The discussion in Amendment No. 2 of the irrevocable proxies given to Paul Mendez to vote all shares beneficially owned by Orhan Sadik-Khan, for himself and for Dr. Ildar Idris, Karim Sadik-Khan, Janette Sadik-Khan, Karen Sadik-Khan, Jan Sadik-Khan and Kadria Sadik-Khan totalling 690,903 shares is also hereby incorporated by reference into this Amendment No. 3, except that the number of shares to which the irrevocable proxies apply is 691,404 shares.

               Thus, Paul Mendez has had the power to vote 1,041,404 shares of the Issuer pursuant to the irrevocable proxies described above.

               In addition, the following are a  list of transactions which
          have  given Paul  Mendez more  shares  to vote  or to  own.   The
          purposes of each transaction is described below.

               (1) On or about October 12, 1995, Firecom Holdings, LP ("Firecom Holdings"), a Delaware limited partnership, and former holder of 633,333 shares of common stock of Firecom, Inc., distributed the shares held by it to the partners of Firecom Holdings as follows:

                         Paul Mendez                   125,347
                         Carol Mendez                  125,347
                         Harry Scherzer                125,347
                         Jenny Scherzer                125,347
                         Peter Barotz                   65,973
                         Sadik-Khan Family Trust        65,972

                    This transaction was simply an agreement among the partners to distribute the shares of the Issuer to the partners.

               (2) On or about October 12, 1995, Gramercy Realty Associates ("Gramercy"), a New York general partnership, and former holder of 528,214 shares of common stock of Firecom, Inc., distributed the shares held by it to the partners of Gramercy as follows:

                         Paul Mendez                   132,054
                         Carol Mendez                  132,053
                         Harry Scherzer                132,054
                         Jenny Scherzer                132,053

                    This transaction was also simply an agreement among the partners to distribute the shares of the Issuer to the partners.

               (3) On or about July 18, 1995, the Issuer and certain members of the May family (the "Selling Stockholders") entered into an Option and Escrow Agreement (the "Option Agreement") with respect to 536,494 shares of Common Stock of the Issuer (the "Option Shares"). Under the terms of the Option Agreement, on September 1, 1998, each Selling Shareholder has a put option and the Issuer has a call option to sell or buy the shares depending on certain criteria. This transaction was entered into at the time the members of the May family sold other shares of the Issuer held by it.

               (4) On or about October 12, 1995, the Multiplex Retirement Plan, the former holder of 85,000 shares of common stock of Firecom, Inc., transferred those 85,000 shares to an Individual Retirement Account in the name of Paul Mendez. This transaction was accomplished in connection with the liquidation of the Multiplex Retirement Plan.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
                    ------------------------------------
               In addition to the power to vote 1,041,404 shares of the Issuer pursuant to the irrevocable proxies described in Item 4 above, Paul Mendez also has the power to vote the following shares:

               (1) Pursuant to transaction (1) listed in Item 4 above, by which Firecom Holdings, former holder of 633,333 shares of common stock of Firecom, Inc., distributed the shares held by it to the partners of Firecom Holdings:

                    (a) Paul Mendez owns directly 125,347 shares of common stock and thus has the right to vote and dispose of them.

                    (b) Paul Mendez owns indirectly as the beneficial owner of the 125,347 shares distributed to Carol Mendez. Paul Mendez, however, disclaims beneficial ownership of these shares.

                    (c) Paul Mendez has the right to vote both the 125,347 shares owned by Harry Scherzer and the 125,347 shares owned by Jenny Scherzer, a total of 250,694 pursuant to a proxy and right of first refusal in favor of Paul Mendez through December 31, 1999.

                    (d) Paul Mendez has the right to vote the 65,973 shares of common stock distributed by Firecom Holdings to Peter Barotz because Peter Barotz has since distributed the shares as gifts to the following individuals in the following amounts:

                              Nathan Barotz            21,991 shares
                              Celia Barotz             21,991 shares
                              Naomi Barotz Pollack     21,991 shares

                         Thus, pursuant to the irrevocable proxies given to Paul Mendez with respect to shares owned by Naomi Barotz, Nathan Barotz, and Celia Barotz, Paul Mendez may vote these shares.

                    (e) Paul Mendez also has the right to vote the 65,972 shares distributed by Firecom Holdings to Sadik-Khan Family Trust because of the proxy mentioned above by which Paul Mendez has the right to vote shares beneficially owned by Orhan Sadik-Khan, for himself and for Dr. Ildar Idris, Karim Sadik-Khan, Janette Sadik-Khan, Karen Sadik-Khan, Jan Sadik-Khan and Kadria Sadik-Khan. The shares owned by the Sadik-Khan Family Trust are beneficially owned by the persons mentioned above.

               (2) Pursuant to transaction (2) listed in Item 4 above by which Gramercy, former holder of 528,214 shares of common stock of Firecom, Inc., distributed the shares held by it to the partners of Gramercy:

                    (a) Paul Mendez owns directly 132,054 shares of common stock and thus has the right to vote and dispose of them.

                    (b) Paul Mendez owns indirectly as the beneficial owner of the 132,053 shares distributed to Carol Mendez. Paul Mendez, however, disclaims beneficial ownership of these shares.

               (3) Pursuant to transaction (3) listed in Item 4 above by which the Issuer and certain members of the May family entered into an Option and Escrow Agreement with respect to 536,494 shares of Common Stock of the Issuer, the members of the May family delivered to the Issuer irrevocable proxies to permit Paul Mendez to vote the 536,494 shares until the expiration of the Option and Escrow Agreement, on September 1, 1998.

               (4) Pursuant to transaction (4) listed in Item 4 above by which the Multiplex Retirement Plan, the former holder of 85,000 shares of common stock of Firecom, Inc., transferred those 85,000 shares to an Individual Retirement Account in the name of Paul Mendez, Paul Mendez now has the right to vote the 85,000 shares.

               Sole Voting Power:
               -----------------

               Transaction Number                           Shares
               ------------------                           ------
               Proxies described in Item 4 above            1,041,404
                    1(a)                                      125,347
                    1(c)                                      250,694
                    1(d)                                       65,973
                    1(e)                                       65,972
                    2(a)                                      132,054
                    3                                         536,494
                    4                                          85,000
                    -----                                   ---------
                    TOTAL                                   2,302,938

               Sole Dispositive Power:
               ----------------------

                    Transaction Number                      Shares
                    ------------------                      ------
                    1(a)                                    125,347
                    2(a)                                    132,054
                    4                                        85,000
                    ----                                    -------
                    TOTAL                                   342,401

          ITEM 6.   CONTRACTS,     ARRANGEMENTS,     UNDERSTANDINGS      OR
                    RELATIONSHIPS
                    -------------------------------------------------------
                    WITH RESPECT TO SECURITIES OF THE ISSUER
                    ----------------------------------------

                    The information provided in Item 6 of Amendment No. 2 to the Schedule 13D has not changed and is hereby incorporated by reference into this Amendment No. 3.

                    In addition, the following agreements were made in respect of the shares of Common Stock:

                    On June 21, 1995, the Issuer and certain members of the May family (the "Selling Shareholders") entered into an Option and Escrow Agreement (the "Option Agreement") with respect to a block of 536,494 shares of Common Stock of the Issuer (the "Option Shares"). Under the terms of the Option Agreement, on September 1, 1998 each Selling Shareholder has the right, but not the obligation, to require the Issuer to purchase, in whole or in part, his or her Option Shares at a price of $1.10 per share. This "put" option is conditional upon the Issuer meeting certain financial targets. At any time under the Option Agreement, the Issuer shall have the right, but not the obligation, to purchase all of the Option Shares, in whole or in part, at a purchase price of $1.25 per share. Payment for the Option Shares upon exercise of the "put" or "call" option shall be 1/2 by cash and 1/2 by issuance of a five-year, interest-bearing note. The notes issued upon purchase of the Option Shares will be secured by a pledge by the Issuer of shares of its Common Stock. The Selling Shareholders delivered to the Issuer irrevocable proxies to permit Mr. Mendez to vote the Option Shares until the expiration of the Option Agreement.

                    On September 30, 1995, Mr. Mendez entered into an agreement with Harry Scherzer by which Harry Scherzer gave Mr. Mendez an irrevocable proxy to permit Mr. Mendez to vote 125,347 shares of Common Stock owned by him for all periods through December 31, 1999.

                    On September 30, 1995, Mr. Mendez also entered into an agreement with Jenny Scherzer by which Jenny Scherzer gave Mr. Mendez an irrevocable proxy to permit Mr. Mendez to vote 125,347 shares of Common Stock owned by her for all periods through December 31, 1999.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
                    --------------------------------

                    Exhibit A: Agreement dated May 3, 1991, by and among Mr. Mendez, the Barotz Group and the Sadik-Khan Group (incorporated by reference to Exhibit 1 of the Schedule 13D, as amended).

                    Exhibit B: Letter Agreement dated November 14, 1991, by and among Mr. Mendez, Firecom Holdings LP, Orhan I. Sadik-Khan, and Peter S. Barotz (incorporated by reference to Exhibit B of Amendment No. 1 to the Schedule 13D).

                    Exhibit C: Letter Agreement dated December 21, 1992, by and among Mr. Mendez, Firecom Holdings, Orhan I. Sadik-Khan, and Peter Barotz (incorporated by reference to Exhibit C of Amendment No. 2 to the Schedule 13D).

                    Exhibit D: Stock Appreciation Rights Agreement dated as of December 31, 1992 between Mr. Mendez and the Issuer (incorporated by reference to Exhibit D of Amendment No. 2 to the Schedule 13D).

                    Exhibit E:   Option  and Escrow  Agreement dated as  of
          June 21, 1995 between the Issuer and certain members of the May family.

                    Exhibit  F:    Proxy dated  as  of  September  30, 1995
          between Mr. Mendez and Harry Scherzer.

                    Exhibit G:    Proxy  dated  as of  September  30,  1995
          between Mr. Mendez and Jenny Scherzer.

          SIGNATURES
          ----------
               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated: November 13, 1995



                                       /s/ Paul Mendez
                                       ________________________________
                                        Paul Mendez

                           EXHIBIT INDEX

   Exhibit
   -------

     E     -     Option and Escrow Agreement dated as of June
                 21, 1995 between the Issuer and certain
                 members of the May family

     F     -     Proxy dated as of September 30, 1995 between
                 Mr. Mendez and Harry Scherzer

     G     -     Proxy dated as of September 30, 1995 between
                 Mr. Mendez and Jenny Scherzer